Exhibit 99.1

RISK FACTORS

If the patient census of our customers decreases, the revenues generated by our business could decrease.

Our operating results are dependent in part upon the amount and types of equipment necessary to service our customers’ needs which are heavily influenced by the total number of patients our customers are serving at any time (which we refer to as patient census). At times of lower patient census, our customers have a decreased need for our services on a supplemental or peak needs basis. Our operating results can vary depending on the timing and severity of the cold and flu season and the impact of national catastrophes, as well as other factors affecting census.

If we are unable to fund our significant cash needs, we may be unable to expand our business as planned or to service our debt.

We require substantial cash to operate our Medical Equipment Outsourcing programs and service our debt. Our outsourcing programs require us to invest a significant amount of cash in movable medical equipment purchases. To the extent that such expenditures cannot be funded from our operating cash flow, borrowings under our senior secured credit facility or other financing sources, we may not be able to grow as currently planned. We currently expect that over the next 12 months we will invest approximately $45 million in new equipment. This estimate is subject to numerous assumptions, including revenue growth and the number of AMPP signings. In addition, a substantial portion of our cash flow from operations must be dedicated to servicing our debt and there are significant restrictions on our ability to incur additional indebtedness under the indenture governing our 10.125% senior notes due 2011 and our senior secured credit facility.

Primarily because of our debt service obligations and debt refinancing charges, we have had a history of net losses. If we continue to incur net losses, this could result in our inability to finance our business in the future. We had net losses of $5.1 million, $3.6 million, $0.2 million, $19.5 million and $3.6 million for the years ended 2000, 2001, 2002, 2003 and 2004, respectively.

If we are unable to meet certain financial and operating covenants contained in our Senior Secured Credit Facility or Senior Notes, our creditors could accelerate the debt or restrict further borrowing.

Our Senior Secured Credit Facility and our Senior Notes contain financial and operating covenants. (For a summary of the covenants under the Senior Secured Credit Facility, see “Covenants Under Our Secured Credit Facility” in Item 7 of this Form 10-K). If we fail to meet these covenants or obtain appropriate waivers, our creditors have a number of remedies including, but not limited to, acceleration of our debt or placement of restrictions on further borrowing.

If we are unable to change the manner in which health care providers traditionally procure medical equipment, we may not be able to achieve significant revenue growth.

We believe that the strongest competition to our outsourcing programs is the traditional purchase or lease alternative for obtaining movable medical equipment. Currently, many acute care hospitals and alternate site providers view outsourcing primarily as a means of meeting short-term or peak supplemental needs, rather than as a long-term, effective and cost efficient alternative to purchasing or leasing equipment. Many health care providers may continue to purchase or lease a substantial portion of their movable medical equipment.

Our competitors may engage in significant price competition or liquidate significant amounts of surplus equipment, thereby decreasing the demand for outsourcing services and possibly causing us to reduce the rates we charge for our services.

In a number of our geographic and product markets, we compete with one principal competitor and various smaller equipment outsourcing companies that compete primarily on the basis of price. These competitors may offer certain customers lower prices depending on utilization levels and other factors. Our largest movable medical equipment outsourcing competitor, MEDIQ, Inc. was acquired by Hillenbrand Industries on February 2, 2004. Hillenbrand is a publicly traded holding company serving the healthcare and funeral services industries. Hillenbrand’s Hill-Rom subsidiary is a leading provider of therapy bed rentals and a manufacturer of hospital furniture. Hillenbrand has announced its intention to integrate MEDIQ’s operations into its Hill-Rom subsidiary. MEDIQ may engage in competitive practices that may undercut our pricing. In addition, MEDIQ or another competitor may liquidate significant amounts of surplus equipment, thereby decreasing the demand for outsourcing services and possibly causing us to reduce the rates we may charge for our services.

We have relationships with certain key suppliers, and adverse developments concerning these suppliers could delay our ability to procure equipment or increase our cost of purchasing equipment.

We purchased our movable medical equipment from over 200 manufacturers in 2004. Our ten largest manufacturers of movable medical equipment accounted for approximately 70% of our direct movable medical equipment purchases in 2004. Adverse developments concerning key suppliers or our relationships with them could force us to seek alternative sources for our movable medical equipment or to purchase such equipment on unfavorable terms. A delay in procuring equipment or an increase in the cost to purchase equipment could limit our ability to provide equipment to our customers on a timely and cost-effective basis. If we are unable to have access to parts or if manufacturers do not provide access to equipment manuals or training, we may not be able to provide certain technical and professional services.

A substantial portion of our revenues come from customers with whom we do not have long-term commitments, and cancellations by or disputes with customers could decrease the amount of revenues we generate, thereby reducing our ability to operate and expand our business.

We derived approximately 67% of our outsourcing revenues for the year ended December 31, 2004, from customers with whom we do not have any formal long-term commitment to use our programs. Our customers are generally not obligated to outsource our equipment under long-term commitments. In addition, many of our customers do not sign written agreements with us fixing the rights and obligations of the parties regarding matters such as billing, liability, warranty or use. Therefore, we face risks such as fluctuations in usage, inaccurate or false reporting of usage by customers and disputes over liabilities related to equipment use. Some of our AMPP total outsourcing programs with customers, under which we own substantially all of the movable medical equipment that they use and provide substantial staffing resources, are not subject to a written contract and could be terminated by the healthcare provider without notice or payment of any termination fee. A large number of such terminations may adversely affect our ability to generate revenue growth and sufficient cash flows to support our growth plans.

If we are unable to renew our contracts with GPOs or IDNs, we may lose existing customers, thereby reducing the amount of revenues we generate.

Our past revenue growth and our strategy for future growth depends, in part, on access to the new customers granted by our major contracts with GPOs and IDNs. In the past, we have been able to renew such contracts when they are up for renewal. If we are unable to renew our current GPO contracts, we may lose a portion of existing business with the customers who are members of such GPOs.

Although we do not manufacture any medical equipment, our business entails the risk of claims related to the medical equipment that we outsource and service. We may not have adequate insurance to cover a claim, and it may be more expensive or difficult for us to obtain adequate insurance in the future.

We may be liable for claims related to the use of our movable medical equipment or to our maintenance or repair of a customer’s moveable medical equipment. Any such claims, if made and upheld, could make our business more expensive to operate and therefore less profitable. We may be subject to claims exceeding our insurance coverage or we may not be able to continue to obtain liability insurance at acceptable levels of cost and coverage. In addition, litigation relating to a claim could adversely affect our existing and potential customer relationships, create adverse public relations and divert management’s time and resources from the operation of the business.

Our growth strategy depends in part on our ability to successfully identify and manage our acquisitions and a failure to do so could impede our future revenue growth, thereby weakening our position in the industry with respect to our competitors.

As part of our growth strategy, we intend to pursue acquisitions or other strategic relationships within the health care industry that we believe will enable us to generate revenue growth and enhance our competitive position. During 2004 we have acquired several new businesses for an aggregate purchase price of $15.4 million. Future acquisitions may involve significant cash expenditures that could impede our future revenue growth. In addition, our efforts to execute our acquisition strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisitions. We regularly evaluate potential acquisitions, and we may be evaluating or engaging in acquisition negotiations at any time. We may not be successful in acquiring other businesses, and the businesses we do acquire in the future may not ultimately produce returns that justify our related investment.

Acquisitions may involve numerous risks, including:

•	difficulties assimilating personnel and integrating distinct business cultures;

•	diversion of management’s time and resources from existing operations;

•	potential loss of key employees or customers of acquired companies; and

•	exposure to unforeseen liabilities of acquired companies.

If we are unable to continue to grow through acquisitions, our ability to generate revenue growth and enhance our competitive position may be impaired.

We depend on our sales professionals and service specialists, and may lose customers when any of our sales professionals and service specialists leave us.

Our revenue growth has been supported by hiring and developing new sales professionals and service specialists and adding, through acquisitions, established sales professionals and service specialists whose existing customers generally have become our customers. We have experienced and will continue to experience intense competition for these resources. The success of our programs depends on the relationships developed between our sales professionals and service specialists and our customers.

Our cash flow fluctuates during the year because operating income as a percentage of revenue fluctuates with our quarterly operating results and we make semi-annual debt service payments.

Our results of operations have been and can be expected to be subject to quarterly fluctuations. We may experience increased revenues in the first and fourth quarters of the year, depending upon the timing and severity of the cold and flu season and the related increased hospital census and movable medical equipment usage during that season. Because a significant portion of our expenses are relatively fixed over these periods, our operating income as a percentage of revenue tends to increase during the first and fourth quarter of each year. If the cold and flu season is delayed by as little as one month, or is less severe than in prior periods, our quarterly operating results for a current period can vary significantly from prior periods. Our quarterly results can also fluctuate as a result of other factors such as the timing of acquisitions, new AMPP agreements or new office openings. In addition, semi-annual interest payments on our 10.125% senior notes are paid in the second and fourth quarters, thus leading to significant fluctuations in cash flow from operations.

Changes in reimbursement rates and policies by third-party payors for medical equipment costs may reduce the rates that providers can pay for our services, requiring us to reduce our rates or putting our ability to collect payments at risk.

Our health care provider customers who pay us directly for the services we provide to them rely on reimbursement from third party payors for a substantial portion of their operating revenue. These third party payors include both governmental payors such as Medicare and Medicaid and private payors such as insurance companies and managed care organizations. There are widespread efforts to control health care costs in the United States by all of these payor groups. These cost containment initiatives have resulted in reimbursement policies based on fixed rates for a particular patient treatment that are unrelated to the providers’ actual costs or require health care providers to provide services on a discounted basis. Consequently, these reimbursement policies have a direct effect on health care providers’ ability to pay us for our services and an indirect effect on our level of charges. Ongoing concerns about rising health care costs may cause more restrictive reimbursement policies to be implemented in the future. Restrictions on the amounts or manner of reimbursements to health care providers may affect their willingness and ability to pay for the services we provide and may adversely affect our customers.

In periods when significant health care reform initiatives were under consideration and uncertainty remained as to their likely outcome, our profits decreased as the cost of doing business increased. If other significant health care reform initiatives occur, they may have a similar, negative effect.

Because the regulatory and political environment for health care significantly influences the capital equipment procurement decisions of health care providers, our ability to generate profits has historically been adversely affected in periods when significant health care reform initiatives were under consideration and uncertainty remained as to their likely outcome.

A portion of our revenues are derived from home care providers and nursing homes, and these health care providers may pose additional credit risks.

We may incur losses in the future due to the bankruptcy filings of our nursing home and home care customers. Such providers may pose additional credit risks since they are generally less financially sound than hospitals. Nursing homes in particular have experienced significant financial problems since the implementation of the Balanced Budget Act of 1997.

The interests of our major stockholders may conflict with your interests and these stockholders could cause us to take action that would be against your interests.

J.W. Childs Equity Partners, L.P. (JWC Fund I), J.W. Childs Equity Partners III, L.P. (JWC Fund III), JWC UHS Co-Invest LLC, JWC Fund III Co-Invest LLC, and Halifax Capital Partners, L.P., (Halifax), and their respective affiliates beneficially own shares representing over 90% of our common equity. Accordingly, these stockholders have the power to elect our board of directors, appoint new management and approve any action requiring a stockholder vote, including amendments to our certificate of incorporation and approving mergers or sales of substantially all of our assets. Such concentration of voting power could have the effect of deterring and preventing a change of control of our company that might otherwise be beneficial to our security holders. The directors so elected will have the authority to make decisions affecting our capital structure, including the issuance of additional indebtedness and the declaration of dividends. Circumstances may occur in which the interests of equity holders could be in conflict with your interests.

A part of our future growth strategy involves growing our Technical and Professional Services and Equipment Sales and Remarketing segments, areas in which we have significant competitors which could reduce our ability to achieve this strategy and affect our planned growth.

Approximately 22% of our revenues in 2004 came from our Technical and Professional Services and Medical Equipment Sales and Remarketing segments. We may not be able to continue to grow these segments, and even if we do so, we expect to encounter increased and significant competition which could reduce our ability to achieve this strategy and affect our planned growth.

Consolidation in the health care industry may lead to a reduction in the outsourcing rates we charge, thereby decreasing our revenues.

In recent years, many acute care hospitals and alternate site providers have consolidated to create larger health care organizations. We believe that this consolidation trend may continue. Any resulting consolidated health care organization may have greater bargaining power over us, which could lead to a reduction in the outsourcing rates that we are able to charge. A reduction in our outsourcing rates may decrease our revenues.

Our competitors may bundle products and services, some of which we do not offer.

If competitors bundle products and services, some of which we do not offer, we may have a competitive disadvantage that will lower the demand for our services.

Our customers operate in a highly regulated environment and the regulations affecting them could lead to additional expenses associated with compliance and licensing, along with penalties resulting from possible violations, thereby increasing our costs and reducing income.

The healthcare industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels. While the majority of these regulations do not directly apply to us, there are some that do, including the FDCA and certain state pharmaceutical licensing requirements. Although we believe we are in compliance with the FDCA, if the FDA expands the reporting requirements under the FDCA, we may be required to comply with the expanded requirements and may incur substantial additional expenses in doing so. With respect to state pharmaceutical licensing requirements, we are currently licensed in 11 states and may be required to be licensed in additional states. Our failure to possess such licenses for our existing operations may subject us to certain additional expenses.

Given that our industry is heavily regulated, we may be subject to additional regulatory requirements. If our operations are found to be in violation of any governmental regulations to which we or our customers are subject, we may be subject to the applicable penalty associated with the violation. Any penalties, damages, fines or curtailment of our operations would significantly increase our costs of doing business, thereby leading to difficulty generating sufficient income to support our business.

Although we do not manufacture any medical equipment, we own a large fleet of moveable medical equipment which may be subject to equipment recalls or obsolescence.

We are required to incur significant expenditures of resources in order to maintain a large and modern equipment fleet. Our equipment may be subject to recalls that could be expensive to implement. We may be required to incur additional costs to repair or replace the equipment at our own expense or we may choose to purchase incremental new equipment from a supplier not affected by the recall. Additionally, our relationship with our customers may be damaged if we cannot promptly replace the equipment that has been recalled.

Our success is dependent, in part, on our ability to respond effectively to changes in technology. Since we maintain a large fleet of equipment, we are subject to the risk of equipment obsolescence. If advancements in technology render a substantial portion of our equipment fleet obsolete, we may experience a decrease in demand for our products which could adversely affect our operating results and cause us to invest in new technology to maintain our market share and operating margins.